                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                          FOR THE MONTH OF APRIL, 2002


                                   CAMTEK LTD.
                 (Translation of Registrant's Name into English)


                          RAMAT GAVRIEL INDUSTRIAL ZONE
                                  P.O. BOX 544
                               MIGDAL HAEMEK 23150
                                     ISRAEL
                    (Address of Principal Corporate Offices)




Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F [X] Form 40-F [ ]


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934. Yes [ ] No [X]

     On April 4, 2002, Ms. Ricky Granot resigned from her position as a member of Camtek's Board of Directors. The remaining directors subsequently appointed Mr. Eran Bendoly to replace Ms. Granot as an independent member of Camtek's Audit Committee.

                                    SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                   CAMTEK LTD.
                                   (Registrant)


                                   By:  /s/ RAFI AMIT
                                        ------------------------
                                        Rafi Amit,
                                        CHIEF EXECUTIVE OFFICER



Dated: April 10, 2002